

07002495

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53059

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS International Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
101 Park Avenue
(No. and Street)

New York	New York	10178
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Estill Alvey **516-745-8858**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

RECEIVED

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Estill Alvey, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UBS International Inc., as of December 31, 2006, are true and correct. I further affirm that neither the company nor any principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Adrienne Spencer

ADRIENNE SPENCER
Notary Public of New Jersey
Commission Expires 3/24/2011

Notary Public

Signature

Title

Sworn to and subscribed before me this 21 day of Feb, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

UBS International Inc.

December 31, 2006
with Report of Independent Registered Public Accounting Firm

UBS International Inc.

Consolidated Statement of Financial Condition

December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder of
UBS International Inc.

We have audited the accompanying consolidated statement of financial condition of UBS International Inc. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of UBS International Inc. at December 31, 2006 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 27, 2007

UBS International Inc.

Consolidated Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 43,541,852
Employee forgivable loans, net of accumulated amortization of $19,915,640	41,488,926
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $9,636,776	9,354,090
Receivables from affiliates	1,473,377
Deferred income taxes, net	5,886,543
Other assets	3,567,063
Total assets	$105,311,851
Liabilities and Stockholder's equity	
Liabilities:	
Payables to affiliates	$ 14,471,170
Accrued compensation and benefits	7,615,020
Other liabilities and accrued expenses	3,079,490
	25,165,680
Commitments and contingencies	
Subordinated borrowings	20,000,000
Stockholder's equity:	
Common stock ($0.01 par value; 500,000 shares authorized, issued and outstanding)	5,000
Additional paid-in capital	47,776,611
Retained earnings	12,364,560
	60,146,171
Total liabilities and stockholder's equity	$105,311,851

See notes to consolidated statement of financial condition.

UBS International Inc.

Notes to Consolidated Statement of Financial Condition

December 31, 2006

1. Organization and Description of Business

The consolidated statement of financial condition includes the balances of UBS International Inc. and its wholly owned subsidiary UBS International Hong Kong Limited (collectively "UBSI" or the "Company"). All material intercompany balances and transactions have been eliminated. The Company is a wholly-owned subsidiary of UBS Americas Inc. ("UBS Americas") which is a wholly-owned subsidiary of UBS AG ("UBS"), a bank organized under the laws of Switzerland, which conducts banking and related financial business in the United States for corporate and other customers.

The Company is engaged in one principal line of business, that of serving the investment and capital needs of individual and institutional clients. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), and is a member of the National Association of Securities Dealers (the "NASD"), and the National Futures Association (the "NFA").

Clearing and depository operations for the Company's clients are provided by UBS Financial Services Inc. ("UBSFSI"), an affiliated clearing broker-dealer, on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents represents cash on deposit at banks and highly liquid investments not held for resale, with a maturity of three months or less. On December 31, 2006, the Company held $41,119,678 of commercial paper which qualifies as cash equivalents. It is the Company's policy to purchase only such commercial paper that qualifies as an allowable asset for Net Capital Under Rule 15c3-1.

Revenues

Commission income is recognized on settlement date. Recording commissions on a trade date basis would not have a material effect on the financial statements, taken as a whole. Asset management fees are accrued for during the period in which they are earned. Principal transactions are recorded on a trade date basis. Investment banking revenues are recorded in the period in which they are earned. Principal transactions are riskless principal trades entered into by the Company only when it has a confirmed customer order.

2. Summary of Significant Accounting Policies (continued)

Amortization and Depreciation

The Company depreciates office equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of ten years, the estimated useful life of the asset or the remaining term of the lease.

Employee Forgivable Loans

The Company has entered into various agreements with its brokers whereby certain brokers receive a forgivable loan. These employee forgivable loans ("EFL") have been capitalized on the Consolidated Statement of Financial Condition and are being amortized on a straight-line basis over the terms specified in each agreement. During the year, the Company issued EFL's of $25,512,764.

Income Taxes

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. Federal and state and local taxes are provided on a separate return basis.

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes."

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes - an interpretation of SFAS 109, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position. FIN 48 is effective for years commencing after December 15, 2006. The Company is continuing to evaluate the impact of FIN 48 on its financial statements. However, the Company does not expect FIN 48 to have a material effect on its financial statements.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Accounting Pronouncements

On 15 September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (Statement 157). Statement 157 defines fair value, establishes a framework for measuring fair value, and expands the required disclosures about an entity's fair value measurements. Additionally, Statement 157 eliminates the requirement to defer calculated profit or loss on transaction values that include unobservable inputs ('Day 1 profit and loss') and eliminates the use of block discounts for securities traded in an active market. Statement 157 is effective for statements of financial condition issued for fiscal years beginning after 15 November 2007. The provisions of Statement 157 should be applied prospectively upon initial adoption, except for the provisions that eliminate prior measurement guidance regarding block discounts and Day 1 profit or loss. Those changes should be applied retrospectively as an adjustment to the opening balance of retained earnings in the period of adoption. UBS is still assessing the impact Statement 157 will have on its Consolidated Statement of Financial Condition.

3. Transactions with Customers

For transactions where the Company, through the affiliated clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the affiliated clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

4. Office Equipment and Leasehold Improvements

Office equipment and leasehold improvements, at cost, consist of the following:

Office equipment	$ 5,930,112
Leasehold improvements	13,060,754
	18,990,866
Less accumulated depreciation	9,636,776
	$ 9,354,090

5. Liability Subordinated to Claims of General Creditors

Under the terms of a revolving subordinated loan agreement approved by the NASD, UBS Americas has agreed to make loans to the Company up to a maximum of $40,000,000, from time to time, which mature on December 31, 2016 at the lender's cost of funds. On December 31, 2006, there was $20,000,000 outstanding.

This loan is subordinated to all claims of general creditors of the Company, constitutes part of the Company's net capital under the SEC Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements and subject to certain notification and other provisions of the net capital rule.

6. Commitments and Contingencies

The Company leases office space under one five-year non-cancelable lease, with certain renewal options for like terms.

At December 31, 2006, the Company's future minimum rental commitments based upon the terms (including escalation costs) under non-cancellable leases that have an initial or remaining term of one year or more were as follows:

2007	$ 46,886
	$ 46,886

In the ordinary course of business, the Company is a defendant or co-defendant in legal actions primarily relating to its broker-dealer activities. It is the opinion of management, after consultation with counsel, that the resolution of these actions will not have a material adverse effect on the financial position and results of operations of the Company.

7. Employee Incentive Awards

Employees of the Company are covered under UBS's various Stock Option and Award Plans (the "Plans"), which provide for the granting of nonqualified stock options, cash and restricted stock awards, and other stock based awards.

Restricted stock awards are granted to key employees through the UBS Equity Ownership Plan ("EOP"). The awards are mandatory deferrals from the employee's year-end incentive bonus that is above a certain level, and are expensed up front in the performance year. The awards generally contain restrictions on sale or transfer lapsing over three years.

The restricted stock awards are subject to forfeiture if the employee terminates employment prior to the end of the prescribed restriction period.

Effective January 1, 2005, the Company adopted the provisions of SFAS 123(R) using the modified prospective method. Under this method, compensation costs for the portion of awards for which the service period has not been rendered that are outstanding (unvested) as of the effective date shall be recognized as the service is rendered on or after the effective date. However, as a number of UBS share award plans contain clauses which permit the employee to voluntarily terminate employment and continue to vest in their awards provided they do not join a competitor, the Company recognizes these costs in the year of performance. For all other plans where the aforementioned clause does not exist, the Company determines the fair value of share and option awards on the date of grant, and will be expensed over the vesting period. Prior periods were not restated, in accordance with the provision of SFAS 123(R). Awards are granted to employees by UBS and are settled by UBS. Certain eligible employees of the Company participate in the UBSFSI PartnerPlus Plan (the "PartnerPlus Plan"), a nonqualified deferred compensation plan. Under the PartnerPlus Plan, the Company makes annual contributions and the employee may elect to make voluntary pre-tax contributions, subject to a maximum percentage of the Company contribution. The Company and employee contributions earn tax-deferred interest and are subject to certain vesting provisions, generally over a six to ten year period.

8. Employee Benefit Plans

Eligible employees of the Company were included in the defined benefit plan of UBS Americas, which was frozen in 1998.

Additionally, employees of the Company are eligible to participate in the UBS Americas 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBS Americas also provided life insurance and health care benefits to employees of the Company.

9. Related Party Transactions

The Company has revenue sharing agreements with UBSFSI and UBS Securities LLC whereby the Company is allocated a selling concession by the affiliates when customers introduced by the Company to the affiliates acquire securities underwritten by the affiliates.

The Company has also entered into a revenue sharing agreement with UBS AG, New York Branch (the "Branch") whereby the Company is allocated interest on introduced customers un-invested balances.

UBSFSI remits interest earned on all margin debit balances of customers introduced by the Company pursuant to a correspondent clearing agreement.

The Company has entered into a contractual arrangement with the Branch pursuant to which it utilizes the administrative services of the Branch, including personnel and facilities, and is allocated a charge for their usage. In addition, the Company pays for administrative services provided by UBSFSI.

Revenues and expenses related to the activities discussed in the preceding paragraphs are paid through the intercompany account. Additionally, Payables to affiliates includes revenues and expenses incurred in the normal course of business and paid by UBSFSI.

10. Net Capital Requirements

The Company is subject to Regulation 1.17 of CFTC and the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company uses the aggregate indebtedness method permitted by Rule 15c3-1 which requires the Company to maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2006, the Company had net capital of $19,543,099 which exceeded its requirement by $17,872,477. The Company's ratio of aggregate indebtedness to net capital was 1.28 to 1 at December 31, 2006.

The Company is also subject to Regulation 1.17 of the CFTC, which permits conformance with minimum financial standards of designated self-regulatory organizations. As the Company is a member of the NFA, it maintains Adjusted Net Capital equal to or in excess of the greatest of $45,000 or the amount of net capital required by Rule 15c3-1(a) of the SEC.

11. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, the net deferred tax asset of $5,886,543 is reflected without reduction for a valuation allowance and is primarily attributable to employee benefits.

12. Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and employee forgivable loans, are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities and certain payables are carried at fair value or contracted amounts approximating fair value.

13. Guarantees

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2006, the total amount of customer balances maintained by its clearing broker and subject to such indemnification was approximately $237,101,499. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. At December 31, 2006, there were no amounts recorded as a liability pursuant to this indemnification.


END